3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

John P. Falco
direct dial: (215) 981- 4659
direct fax: (866) 422 - 2114
falcoj@pepperlaw.com

May 21, 2015

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”)
1940 Act File No. 811-06445
      1933 Act File No. 333-202213

Dear Mr. Zapata:

This letter responds to the written comments of the staff of the Commission (the “Staff”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) provided on March 20, 2015. The Registration Statement was filed on February 20, 2015 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended. The Registration Statement relates to the registration, under the 1933 Act, of the proposed offering by the Company of additional shares of common stock, par value $0.001 per share on an immediate, delayed or continuous basis in reliance on Rule 415 under the 1933 Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the comments received in italicized text followed by the Fund’s response to the Staff’s comments.

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1.	General Comments

a)
Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

Response: Confirmed. To the extent available, all missing information has been included in the pre-effective amendment filed with the Commission. Information not included will be provided in a prospectus supplement applicable to a particular offering of shares registered in the Registration Statement.

U.S. Securities and Exchange Commission
May 21, 2015

b)	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: We do not expect to submit an exemptive application or no-action request in connection with our registration statement.

c)	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Response: To the extent an offering of the securities registered under this registration statement involves a FINRA member any such underwriting terms or arrangements will be provided to FINRA for its review.

2.	Cover Page

Please add appropriate disclosure to the cover page and throughout the prospectus where appropriate that the fund’s 80% investment policy includes borrowings for investment purposes.

Response: The Prospectus has been revised to reflect the Staff’s comment.

3.	Risk Factors and Special Considerations

Beginning on page 8, the fund lists a variety of risks inherent in investing in the fund. The risk of investing in derivatives is not listed in this section but is described later in the prospectus. Please provide a summary of derivatives investing risk in this section. Please assess whether other principal risks discussed later in the prospectus should be added to this summary section.

Response: While it is permissible for the Fund to utilize derivative instruments, use of such instruments are not currently a principal investment strategy of the Fund; accordingly, the risk of investing in derivatives is not disclosed under “Risk Factors and Special Considerations” pursuant to Instruction c to Item 8.4 of Form N-2. The Registrant believes that the principal investment strategies and risks of the Fund are appropriately disclosed in the Prospectus.

U.S. Securities and Exchange Commission
May 21, 2015

4.	The Fund

On page 15, the registrant presents a table of historic share price data. Please add narrative describing how the fund’s common stock has traded historically in relation to NAV, including the fund’s recent trading history. In this section, please summarize the disclosure (provided later in the prospectus) regarding any methods undertaken or to be undertaken that are intended to reduce any discount and related disclosure in accord with Item 8.5.d. of Form N-2.

Response: The Prospectus has been revised to reflect the Staff’s comment.

5.	Investment Objective and Policies – Derivatives

a)
The section on investment objectives and policies follows a section on risk factors and special considerations (previously summarized in the fund synopsis). Please consider moving the investment policies and objectives disclosure before this detailed risk section.

Response: The Prospectus has been revised to reflect the Staff’s comment.

b)
The fund’s investment policies include investing in “equity-linked securities” of public and private companies (See pp. 35-42). The registrant also discusses changes in the value of portfolio securities and “derivative instruments” (p. 28); and “derivative transactions” and “derivatives” in relation to its plan of distribution (p. 67). Please clarify the relationship between “equity-linked securities” and “derivatives.” If they are intended to refer to the same investments, please choose a consistent term.

Response: The Prospectus has been revised to address the Staff’s comments. “Equity-linked securities” include, but are not limited to, common stock, preferred stock, debt securities convertible into equity, warrants, options and futures, the prices of which are functions of the value of the equity securities receivable upon exercise or settlement thereof. The references to “derivative transactions” and “derivatives” in relation to the Fund’s plan of distribution are not references to equity-linked securities or other derivative instruments in which the Fund may invest but are instead references to derivative transaction relating to the Fund’s securities.

c)
(p. 35) This section states that the fund invests at least 80% of its total assets in equity and equity-linked securities of certain issuers. Please disclose that derivatives will be valued for purposes of the 80% test on a mark-to-market basis.

U.S. Securities and Exchange Commission
May 21, 2015

Response: The Prospectus has been revised to reflect the Staff’s comment. To the extent the Fund utilizes derivatives such instruments will be based on its value mark-to-market on a daily basis.

d)	(pp. 37-42) This section states that the fund may invest in a variety of derivative instruments. Please be more specific regarding any percentage limitation on the use of derivatives.

Response: The Prospectus has been revised to reflect the Staff’s comment.

6.	Finder

On page 42, the registrant states that the fund may pay finder’s fees. Please provide the identity of any finder and any appropriate related disclosure required by Item 5.5. of Form N-2.

Response: The Prospectus has been revised to remove the reference to “finder” and to clarify payment for reasonable “securities” lending agent, administrative and custodial fees in connection with its loans.

7.	Financial Statements

Given that the December 31, 2014 semi-annual financial statements are incorporated by reference, please include a reference to the semi-annual report in the second paragraph under Financial Statements on page 44.

Response: The Prospectus has been revised to reflect the Staff’s comment.

8.	Management Compensation

Please add to the compensation discussion on page 53 the disclosure required by Item 9.b(3) concerning the adviser’s fee as a percentage of net assets and any applicable break points.

Response: The Prospectus has been revised to reflect the Staff’s comment.

9.	Investment Advisory Agreement

(p. 53) Please disclose whether the notional value of derivative contracts is included in the advisory fee expenses.

U.S. Securities and Exchange Commission
May 21, 2015

Response: The Prospectus has been revised to reflect the Staff’s comment. The Fund’s advisory fee expense is calculated based on its net assets. To the extent the Fund utilizes derivative instruments, the value of such instruments used in determining the Fund’s net assets would be based on its current market price, or if no market price is available, its fair market value as determined pursuant to the Fund’s procedures.

10.	Anti-Takeover Provisions in the Declaration of Trust

(p. 61) The prospectus states that the fund’s Articles of Incorporation and Bylaws include certain “anti-takeover” provisions. Please disclose that the fund will not opt in to the provisions of the Maryland Control Share Acquisition Act given that the staff has taken the position that such anti-takeover provisions are inconsistent with section 18(i) of the 1940 Act. See Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (November 15, 2010).

Response: The Prospectus has been revised to reflect the Staff’s comment.

11.	Form of Prospectus Supplement - Exhibit

Please provide us with an example of a form of prospectus supplement for each security that the registrant may offer under the continuous offering. Except for certain terms which the registrant is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness.

Response: Forms of prospectus supplements have been included as exhibits to the pre-effective amendment filed with the Commission.

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Please direct any questions concerning this letter to my attention at 215-981-4659, or in my absence to John M. Ford of this office at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Reanna Lee, Esq.
John M. Ford, Esq.

The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504
 Miami Beach, FL 33139

May 21, 2015

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”)
      1940 Act File No. 811-06445
1933 Act File No. 333-202213

Dear Mr. Zapata:

In connection with the Fund’s response to certain written comments received from the Commission staff on March 20, 2015, with respect to the Fund’s registration statement on Form N-2 filed with the Commission on February 20, 2015 (the “Registration Statement”), the Fund is providing the following, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement and/or financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement and/or financial statements, and (iii) the Fund may not assert staff comments with respect to the Registration Statement and/or its financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Reanna J. M. Lee

Reanna J. M. Lee, Esq.

cc:	John P. Falco, Esq.